
May 21, 2024

Michael McFadden
Chief Executive Officer
Alpha Cognition Inc.
1200 - 750 West Pender Street
Vancouver, BC, V6C 2T8

> **Re: Alpha Cognition Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 10, 2024**
> **File No. 333-278997**

Dear Michael McFadden:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 8, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Our Products and Approaches to Treatment, page 3

1. Please revise your pipeline table to ensure that all text, including footnotes, subscript, or other notations, are clearly legible without the need for magnification.

2. We note your response to prior comment 5, and have the following additional comment. If true, please expand your footnotes to the pipeline table to clarify that further development of ALPHA-1062IN is dependent upon (1) the out-license of ALPHA-1062IN for mTBI and TBI to Alpha Seven Therapeutics Inc., which out-license has not yet occurred, and (2) Alpha Seven's ability to raise sufficient capital resources through financing(s).

3. We note your response to prior comment 6, which we reissue with respect to your discussion of the ALPHA-1062 sublingual formulation on page 5. Please specify the

material resources that you must obtain in order to advance development of this program, and describe any plans to procure such resources, to the extent such plans have been developed.

Business

Our solution: Alpha-1062, page 85

4. We reissue the second and third bullets of prior comment 9 with respect to the following statement on page 85: "According to third-party market research conducted by Infinity Group in October 2021, market research confirms that based on the product attributes listed above, 88% of LTC prescribers are likely to prescribe ALPHA-1062, with a 29% preference share."

Exhibit Index, page II-8

5. In the next filing of your amended registration statement on Form S-1, please have your auditors correctly state the Form to which their consent relates to.

Please contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason Brenkert